

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 9, 2016

<u>Via Email</u>
Robert Coleridge
President
Nexgen Applied Solutions Inc.
311 Division Street
Carson City, Nevada 89703

      Re: Nexgen Applied Solutions Inc.
              Schedule 14C
              Filed July 12, 2016
              File No. 000-54091

Dear Mr. Coleridge:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ James Lopez (for)

                                     John Reynolds
                                     Assistant Director
                                     Office of Beverages, Apparel,
                                     and Mining

cc: Fredick Bauman, Esq.
       Bauman & Associates Law Firm